Exhibit 99


To the United States Securities and Exchange Commission:



Arthur Andersen LLP has represented to Factory 2-U Stores, Inc. that its audit of our balance sheets as of February 2, 2002 and February 3, 2001 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2002, were subject to their quality control system for the U. S. accounting and auditing practice, which provides reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to the audit.



Factory 2-U Stores, Inc.

Date:    April 18, 2002

By:      /s/ Douglas C. Felderman
         ------------------------
         Douglas C. Felderman
         Executive Vice President and Chief Financial Officer